920 MASSACHUSETTS AVENUE, NW SUITE 900 WASHINGTON, DC 20001 PHONE: 202.508.3400 FAX: 202.508.3402
www.bakerdonelson.com

Terrence O. Davis, Shareholder
Direct Dial: 202.654.4514
Direct Fax: 202.508.3402
E-Mail Address: todavis@bakerdonelson.com

August 1, 2014

VIA EDGAR
==========
Ms. Deborah Skeens
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust (File Nos. 333-159484and 811-22298)
Dear Ms. Skeens:
At your request, we are submitting this letter on behalf of our client, Starboard Investors Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned on June 3, 2014, in connection with the review conducted by the Staff of the registration statement on Form N-1A filed with the SEC by the Trust in connection with the Sirius S&P Strategic Large-Cap Allocation Fund, a series of the Trust (the "Fund"), on May 19, 2014.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments -- June 3, 2014
1.	Comment. Provide Tandy reps as part of our response letter.
Response.  Please see the Tandy representations included below.

2.	Comment. Please confirm the effective dates of the exhibits in connection with the date noted in the footnote regarding the expense limitation agreement to the Annual Fund Operating Expenses Table.
Response. The Registrant confirms that the Board and the Advisor intend the Operating Plan and Fund Accounting and Administration Agreement to remain in effect for one year from the Fund's effectiveness.  The Prospectus disclosure has been revised appropriately.  The Registrant and the Fund's advisor confirm that both intend to keep the expense limit in place for more than a year from the Fund's effective date.
3.	Comment. Please add the appropriate parenthetical to the Fund's Annual Fund Operating Expense Table.
Response.  The disclosure has been revised as requested.
4.	Comment. Please consider renumbering the footnotes to the Fund's Annual Fund Operating Expense Table.
Response.  The disclosure has been revised as requested.
5.	Comment. The Principal Investment Strategy indicates that the Fund will be invested in "one or more sectors." The SAI states that the Fund will not be concentrated in one sector. Please reconcile.
Response.  The Registrant has revised the Principal Investment Strategy section to reflect that the Fund will not be concentrated in one sector.
6.             Comment.  Please explain why leverage may lead to volatility.
Response.  The Registrant has revised the risk disclosure to discuss why the use of leverage may lead to increased volatility.
7.	Comment. Consider adding the percentage of ETFs in which the Fund invests that use leverage or hedging.
Response.  The disclosure has been revised as requested.
8.	Comment. Please combine the Fund of Funds Risks with the Risks Related to Other Investment Companies.
Response.  The disclosure has been revised as requested.
9.	Comment. Please explain why borrowing may be principal risk of the Fund directly. If so, please disclose more in strategies section.
Response.  The disclosure has been revised as requested to reflect that the Fund may engage in the use of leverage by purchasing ETFs on margin.

10.	Comment. Since the Fund's risk disclosure describes derivatives, please review to ensure the disclosure is not generic or standardized and reflects the actual derivative instruments the Fund intends to use. Please see the Barry Miller Letter, as well as related SEC IM Guidance Update 2013-03.
Response.   The disclosure has been revised as to reflect that the Fund will not invest in derivatives directly but may be exposed to derivatives through underlying investments.  Derivatives Risk has been added as a non-principal risk of the Fund.
11.	Comment. Please add disclosure regarding the potential unlimited risk of short sales..
Response.  The disclosure has been revised as requested.
12.	Comment. Please confirm supplementally the inclusion of Fixed Income Risk and Interest Rate Risk is appropriate for the Fund given its strategy.
Response.  The disclosure has been revised to remove references to Fixed Income Risk and Interest Rate Risk.
13.	Comment. Please update the disclosure regarding the date of the Fund's semi-annual report.
Response.  The disclosure has been revised as requested.
14.	Comment. Please tailor the Fund's disclosure regarding determination of NAV to reflect the Fund's investments in other investment companies, particularly ETFs.
Response.  The disclosure has been revised as requested.
15.	Comment. Please update the accurate website to access the Fund's SAI provided in the Prospectus.
Response.  The disclosure has been revised as requested.
16.	Comment. Please confirm that Ms. Russello is the Fund's only portfolio manager.
Response.  The Registrant confirms Ms. Russello is the Fund's only portfolio manager.
17.	Comment. Please revise the disclosure of portfolio holdings section to include the frequency and lag of such disclosure, as well as whether compensation is received for such disclosure, per Item 16(f)(ii) of Form N-1A..

Response.  The disclosure has been revised as requested.
*            *            *

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
3.	The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at 202.654.4614.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis